REMARO GROUP CORP.

Calle Robles, Casa 25,

Quito,  Ecuador

Tel.  +56-2-2979-1247

Email: remarogroup@yandex.com

March 31, 2017

Ms. Tonya K. Aldave

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Remaro Group Corp.

       Registration Statement on Form S-1

       Filed December 9, 2016

       File No. 333-215000

Dear Ms. Aldave,

Remaro Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated January 9, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on December 9, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

2. Please revise to disclose that you are a shell company and address the implications of that under Rule 144 of the Securities Act of 1933 or explain to us why you believe you are not a shell company. Refer also to Rule 405 under the Securities Act of 1933.

Response: We do not believe that Remaro Group Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Remaro Group Corp. can be classified as having “no or nominal operations”. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Remaro Group Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Remaro Group Corp. investigated the market demand for business of touristic agency service in Ecuador. Additionally, we have started to negotiate agreements with potential customers. We signed our first Service Agreement on September 8, 2016 and generated $2,000 of revenue according to the agreement. On December 16, 2016, we signed the second Service Agreement and as the result of the agreement we generated additional $2,000 of revenue. Moreover, we have spent our funds for assets which help us in our business activity. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

The fact that the company is not a shell company has been disclosed prominently on the cover page of the prospectus.

3. Please disclose your “burn rate” and the amount of time your present capital will last at this rate.

Response: We have disclosed our burn rate and the amount of time your present capital will last at this rate.

4. Please update your financial statements in accordance with Rule 8-03 of Regulation S-X.

Response: In response to this comment we have filed reviewed October 31, 2016 financial statements.

Risk Factors, page 7

5. Please add a risk factor describing the risk to investors that because there is no minimum amount of shares that must be sold in the offering, the proceeds from the offering will not be returned to investors regardless of the number of securities sold in this offering.

Response: We have added risk factor describing the risk to investors that because there is no minimum amount of shares that must be sold in the offering, the proceeds from the offering will not be returned to investors regardless of the number of securities sold in this offering.

Use of Proceeds, page 13

6. Please revise to also provide disclosure regarding use of proceeds if 25% of the offering is sold. Similarly, revise your dilution and plan of operation sections.

Response: We have revised to provide disclosure regarding use of proceeds if 25% of the offering is sold. Similarly, we have also revised our dilution and plan of operation sections.

Management’s Discussion and Analysis or Plan of Operation, page 15

7. Please refer to the first sentence of the fourth paragraph on page 16. You state that you “are a development stage company and [you] have generated sufficient revenue to date.” Please revise for consistency with disclosure in other sections where you state that you have not generated any revenue to date.

Response: We have excluded the statements throughout of prospectus that “we have not generated any revenue to date”.

Description of Business, page 19

8. We note your disclosure that the guide’s duties include “provid[ing] safety to the tourist.” Please explain what you mean by this statement and how your guides plan to ensure the safety of tourists.

Response: We have explained the meaning of our disclosure that we “…provide safety to the tourist.” and how our guides plan to ensure safety of tourists.

9. Please disclose the destinations to which you will provide tours. State whether you will operate tours exclusively in Ecuador.

Response: We have disclosed the destinations to which we will provide tours. We have also stated that we will operate tours exclusively in Ecuador.

10. We note your disclosure on page 20 that you plan to work only with certified guides. Please explain what you mean by “certified guides” and disclose what organization certifies tourist guides.

Response: We have excluded the statement about “certified guides” to avoid misunderstanding in disclosure.

Revenue, page 21

11. Please disclose a tourist guide’s approximate hourly rate.

Response: We have disclosed a tourist guide’s approximate hourly rate.

Item 16. Exhibits, page 42

12. Please revise to include a form of the subscription agreement and file it as an exhibit to your registration statement.

Response: We have revised to include a form of the subscription agreement and have filed it as an exhibit.

Exhibit 5.1

13. We note that counsel limited the scope of the opinion “solely to the Federal securities laws.” Please have counsel revise the opinion to include also Nevada General Corporation Law.

Response: We have filed updated legal opinion from our attorney.

Please direct any further comments or questions you may have to the company at remarogroup@yandex.com

Thank you.

Sincerely,

/S/ Marina Funt

Marina Funt, President